UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suite 182

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Zenvia announces successful renegotiation of Movidesk’s earnout

São Paulo, February 3, 2026 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX platform in Latin America, empowering companies to transform their customer journeys, today announced the successful renegotiation of Movidesk’s earnout, in the total outstanding amount of approximately BRL 253 million (two hundred and fifty three million Brazilian reais). Payment terms were extended to a total of 72 months, with final maturity in December 2032, with Zenvia's option to convert approximately BRL 100 million of total debt into equity, subject to certain conversion periods agreed between the parties. Per the terms of the agreement, (i) BRL 2 million will be paid in each of 12 fixed monthly installments from January 2026 until December 2026, (ii) BRL 3 million will be paid in each of 12 fixed monthly installments from January 2027 until December 2027, and (iii) the remaining installments will be paid in 60 fixed monthly installments from January 2028 until December 2032.

Contacts

Investor Relations Piero Rosatelli ir@zenvia.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company dedicated to creating a new world of experiences. It focuses on enabling companies to create personalized, engaging and fluid experiences across the entire customer journey, all through its unified, multi-channel customer cloud solution. Boasting two decades of industry expertise, almost 10,000 customers and operations throughout Latin America, Zenvia enables businesses of all segments to amplify brand presence, escalate sales, and elevate customer support, generating operational efficiency, productivity and results, all in one place. To learn more and get the latest updates, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok and YouTube.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 3, 2026

Zenvia Inc.

By: /s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer